Exhibit 99.1

Director’s Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 7 June 2004 that on the same day the following Director purchased Ordinary Shares in the Company at a price of 133 pence per share under the Cable & Wireless Share Purchase Plan:–

Rob Rowley – 94 Ordinary Shares